Exhibit 4.2

DESCRIPTION OF SECURITIES

As of December 31, 2019, Texas Roadhouse, Inc. (“TXRH”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”): Common Stock of $0.001 par value.  TXRH also has Preferred Stock that is not registered under the Exchange Act.  No Preferred Stock is currently issued and outstanding.

The following description of the terms of our Common Stock is not complete and is subject to, and qualified in its entirety to, the Certificate of Incorporation (the “Certificate”) of TXRH, the Bylaws (the “Bylaws”) of TXRH, and the General Corporation Law of the State of Delaware.    We recommend that shareholders (existing or potential) review the full copies of the Certificate and the Bylaws to have a complete description of the terms of our Common Stock.  Copies of the Certificate and the Bylaws have been filed with the Securities and Exchange Commission.

Under the Certificate, the total number of shares of Common Stock that are authorized for issuance are 100,000,000 shares. The Certificate provides for two classes of Common Stock consisting of Class A Common Stock and Class B Common Stock.  All previously issued and outstanding Class B Common Stock automatically converted to Class A Common Stock as described in the Certificate.  At the time of the conversion described in the Certificate, the Class A Common Stock was re-designated as “Common Stock” pursuant to the Certificate.  Under the Certificate, the total number of shares of Preferred Stock that are authorized for issuance are 1,000,000 shares of $0.001 par value.

Voting Rights

Each share of Common Stock is entitled to one vote on matters presented to the shareholders of TXRH and there is no cumulative voting with respect to the election of the board of directors of TXRH.

Dividend Rights

Subject to any preferential rights of any shares of Preferred Stock then outstanding, and applicable requirements of law, each share of Common Stock is entitled to dividends from funds legally available therefor if, as and when declared by the board of directors of TXRH.

Liquidation Rights

In the event of a dissolution of TXRH, after payment or provision for payment of debts and other liabilities and subject to the rights of any Preferred Stock then outstanding, each share of Common Stock shall have equal rights and will share, pro rata, in the distribution of the net assets of TXRH.

Other Rights

Shares of Common Stock are not convertible into any other class of TXRH’s capital stock.  The holders of Common Stock are not entitled to any preemptive right to subscribe for or purchase

Exhibit 4.2

any shares or other securities of TXRH, and the Common Stock is not subject to redemption or sinking fund provisions.

Listing and Transfer Agent

The Common Stock is listed on The Nasdaq Stock Market and trades under the symbol “TXRH”.  Computershare Investor Services LLC is the transfer agent and registrar for the Common Stock.

Anti-Takeover Provisions

Various provisions contained in the Certificate, the Bylaws, and Delaware law could delay or discourage some transactions involving an actual or potential change in control.    The provisions set forth within the Certificate and/or the Bylaws  include:

1)

The Certificate authorizes the board of directors to establish one or more series of Preferred Stock, the terms of which can be determined by the board of directors at the time of issuance without shareholder approval.  To the extent the TXRH board of directors exercises this authority granted in the Certificate, the fixing of the relative rights, preferences and limitations of shares of Preferred Stock, vis-a-vis the Common Stock, could have the effect of modifying the rights of holders of Common Stock.

2)

The Bylaws limit the right of shareholders holding shares representing less than a majority of the voting power of the then outstanding voting stock of TXRH to call a special meeting of the shareholders.  Under the Bylaws, special meetings of shareholders may only be called by the board of directors, the chairman of the board of directors, the chief executive officer, the president, or the secretary upon written request by shareholders owning shares representing more than 50% of the votes entitled to be cast by the holders of all voting stock of TXRH then outstanding.

3)

The Bylaws provide that the board of directors, and not the shareholders, may fill any vacancies on the board of directors, including vacancies resulting from a board of directors resolution to increase the number of directors.

4)

The Bylaws establish advance notice procedures and other requirements for shareholders to submit nominations to the board of directors and other proposals to be presented to the shareholders for a vote.

5)

The Certificate provides that the affirmative vote of the holders of more than 50% of the voting power of the then outstanding voting stock is required to amend certain provisions of the Bylaws, including those set forth above.

In addition, TXRH is subject to Section 203 of the Delaware General Corporations Law.    Section 203 provides that, subject to limited exceptions, persons that (without prior approval of the board of directors) acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for

Exhibit 4.2

a three-year period following the date on which that person or its affiliate becomes the holder of more than 15% of the corporation’s outstanding voting stock.